Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

INSIDE INFORMATION

LETTER OF INTENT

IN RELATION TO THE PROPOSED TRANSACTION

This announcement is made by Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

THE LETTER OF INTENT (“LOI”)

The Board wishes to announce that on 6 December 2023 (after trading hours of the Stock Exchange), the Company and the Purchaser entered into the LOI pursuant to which, the Company and the Purchaser have expressed mutual interest in pursuing further with a proposed transaction that may involve the disposal by the Company and the acquisition by the Purchaser of the Company’s entire equity interest in Graphex Technologies (the “Proposed Transaction”).

The material terms of the LOI are as follows:

Date

6 December 2023 (after trading hours of the Stock Exchange)

Parties

(i)	the Purchaser as the potential purchaser; and

(ii)	the Company as the potential vendor.

To the best of the Directors’ information knowledge and belief, and having made all reasonable enquiry, each of the Purchaser, its directors, its chief executive officer and its substantial shareholders are all Independent Third Parties.

Subject Matter

Pursuant to the LOI, the Company and the Purchaser have expressed mutual interest in pursuing further with the Proposed Transaction.

Consideration

The consideration for the Proposed Transaction is subject to determination by the Parties upon further negotiation and with reference to the pre-money enterprise value of Graphex Technologies business, net of liabilities, between US$100 million to US$200 million based on the preliminary due diligence on Graphex Technologies conducted by the Purchaser. It is expected that the purchase price will be settled by shares in the Purchaser listed on NASDAQ (the “Consideration Shares”).

Exclusivity Period

The Company shall during the period from the date of execution of the LOI and ending one hundred and five (105) days thereafter (i.e. until 20 March 2024) or the Termination Date (the “Exclusivity Period”), not to, and shall cause its subsidiaries, affiliates (including, to the extent applicable, parallel or subsequent investment funds or management vehicles) and each of its and their representatives not to, directly or indirectly, engage in any discussions with, or solicit, encourage, consider or otherwise facilitate offers or proposals from, or provide confidential information of the Company or Graphex Technologies to, any other third party, and to terminate any previously active discussions, concerning a transaction with respect to the direct or indirect sale, transfer, license or other disposition of Graphex Technologies or its subsidiaries, or their respective equity interests, business or material assets (outside of the ordinary course of business), whether by purchase, merger, consolidation, recapitalization, exclusive license or otherwise, or any similar transaction that would reasonably be expected to prohibit or impair the Proposed Transaction, or enter into any agreement in principle, letter of intent or definitive agreement, or make any filing with any governmental authority, with respect thereto.

The Purchaser shall during the Exclusivity Period, not to enter into a binding definitive agreement or make a public announcement with respect to a deSPAC transaction with any third party other than the Company or any similar transaction that would reasonably be expected to prohibit or impair the Proposed Transaction, and for the avoidance of doubt, the Purchaser or any of its affiliates or any of their representatives shall not be prohibited from, directly or indirectly, engaging in any discussions with, or soliciting, encouraging, considering or otherwise facilitating or making offers or proposals from or to, or provide confidential information of the Purchaser to, any third party relating to such a transaction or entering into any non-binding understandings with respect thereto.

The Exclusivity Period can be extended by mutual agreement in writing between the Parties.

Due Diligence Access

Subject to any reasonable conditions that the Company may impose on the Purchaser and its designated representatives on confidentiality, the Company, upon execution of the LOI and until the Termination Date, shall allow the Purchaser and its designated representatives full and prompt reasonable access to Graphex Technologies’ facilities for the purpose of conducting the Purchaser’s due diligence review. Graphex Technologies shall promptly (but in any event within 72 hours) after it becomes aware of such event notify the Purchaser of any material adverse event affecting Graphex Technologies or its subsidiaries, their respective businesses or the Purchaser’s ability to consummate the Proposed Transaction in accordance with the transaction contemplated under the LOI.

Management Availability

Graphex Technologies shall, if so requested by the Purchaser, make its management, including but not limited to its chief executive officer, available to participate in events and processes to determine general interest and market enthusiasm for the transactions contemplated under the Proposed Transaction. Graphex Technologies shall further make its management proactively engage in the creation of marketing materials for and participate in solicitation of PIPE investments.

Choice of Law and Jurisdiction Matters

The LOI shall be governed by and construed under and in accordance with the laws of the State of New York, the United States and all disputes between the Parties shall be under the exclusive jurisdiction of any state or federal court of New York, the United States.

Confidentiality

The LOI and its contents constitute confidential information and the Parties agree to maintain confidentiality thereto and the Parties further acknowledge that such confidential information, as applicable, may be considered “inside information” of the Company for the purpose of the securities laws of Hong Kong and/or the Listing Rules and may be considered as “material non-public information” of the Purchaser for purposes of the federal securities laws of the United States, and is subject to disclosure obligations.

Anonymity of the Purchaser

The Parties agree that the identity of Purchaser shall be kept anonymous until the disclosure of the identity of the Purchaser is approved by the Purchaser in writing. The Company undertakes not to publicly disclose the identity of the Purchaser unless it is required by law, or relevant rules or regulations. If the Company is required to disclose the identity of Purchaser publicly by any regulator under any law, rule or regulation at any time prior to the entering of the definitive agreement for the Proposed Transaction (the “Definitive Agreement”), the Company must notify the Purchaser promptly (but in any event within 72 hours) in writing of the event, under such circumstances, the Purchaser has the right to terminate the LOI rather than proceed with the public disclosure of its identity, and in such case there shall be no penalty or expense reimbursement from the Purchaser to the Company.

Should the Company neglect to notify the Purchaser and publicly disclose the identity of the Purchaser without its expressed written consent, the Company shall be liable to pay to the Purchaser a cash penalty of US$1,800,000 to compensate the Purchaser for any possible costs, legal costs, fees, regulatory fees, losses and penalties that may be incurred, investor redemptions and subsequent reputation and/or business impairments and any other costs that may arise of such non-approved disclosure provided that the Purchaser shall have the sole discretion to waive such penalty in all or in part.

Expenses

Whether or not the Parties enter into Definitive Agreement with respect to the Proposed Transaction (but subject to the terms and conditions of the Definitive Agreement if the Parties do enter into the Definitive Agreement), and except as otherwise provided herein, each Party will bear its own costs and expenses in connection with the LOI and the negotiation of the Proposed Transaction, including all fees and expenses of their representatives and advisors.

Assignment

The LOI and any of the rights, interests, or obligations, may at any time be freely assignable by the Purchaser to any other SPAC of the Purchaser’s sponsor (the “Sponsor”) or any affiliates or managers of the Sponsor (the “Affiliated SPAC”) , either in part or as a whole, with the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned (and in any event such consent must be provided or rejected by the Company in writing to the Purchaser within 7 days after notice of such assignment is provided by the Purchaser to the Company (the “Assignment Review Period”), provided that any such assignee shall not be connected to the Company as defined by the Listing Rules or a competitor of the Company or Graphex Technologies and any such assignee shall execute and deliver to the Company and Graphex Technologies an assignment and assumption agreement to be bound by the provisions of this LOI that apply to the Purchaser.

The LOI may not be assigned by the Company or Graphex Technologies without the prior written consent of the Purchaser, which consent will not be unreasonably withheld, delayed or conditioned.

Termination

The LOI can be terminated:

(i)	by the mutual written agreement of the Parties;

(ii)	by the Purchaser in its sole discretion at any time upon 20 days prior written notice to the Company and Graphex Technologies if the Purchaser no longer desires to pursue the Proposed Transaction, provided that if the Purchaser has given notice to the Company of an assignment to an Affiliated SPAC and the Company has not given its consent in writing to the Purchaser of such assignment during the Assignment Review Period, the Purchaser may at its sole election terminate the LOI at any time after the end of the Assignment Review Period with 5 days prior written notice to the Company; or

(iii)	by the Company in its sole discretion at any time upon 20 days prior written notice to the Purchaser if the Company no longer desires to pursue the Proposed Transaction.

The LOI shall be effectively terminated on the date mentioned in (i) above and on the date the written notice is being received by the Company or the Purchaser mentioned in (ii) and (iii) above, as the case may be (the “Termination Date”).

Upon termination of the LOI, the LOI shall be deemed null, void and of no further force or effect, and all obligations and liabilities of the Parties under the LOI or otherwise related to the Proposed Transaction shall terminate, except for the respective continuing obligations of the Parties relating to the binding provisions of the LOI, which shall survive any termination of the LOI save and except that termination of the LOI shall not relieve any of the Parties of liability for such Party’s pre-termination breach of any of the binding provisions of the LOI Provisions or other agreement between the Parties, if any.

BINDING EFFECT AND PROVISIONS OF THE LOI

Save and except to the material terms under the sections headed “Exclusivity Period”, “Due Diligence Access”, “Management Availability”, “Choice of Law and Jurisdiction Matters”, “Confidentiality”, “Anonymity of the Purchaser”, “Expenses”, “Assignment” and “Termination” above, which are legally binding on the Parties, the Proposed Transaction contemplated by the LOI is non-legally binding on the Parties.

INFORMATION RELATING TO GRAPHEX TECHNOLOGIES

Graphex Technologies was established by the Company in the United States with the intention to promote the production and sales of the Group’s graphene products in the United States and develop into an important link for the Company in the supply chain of the electric vehicle industry.

Graphex Technologies has formed a joint venture with Emerald Energy Solution LLC, in Michigan, United States on 30 May 2022 (the “Joint Venture”) to develop and operate a single facility, factory or other manufacturing or processing plant for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite for use in any industry including providing anode material for lithium-ion batteries utilized in electric vehicles (the “Facility”). As at the date of this announcement, the Joint Venture has not completed the development and operation of the Facility.

REASONS FOR AND THE BENEFIT OF THE PROPOSED TRANSACTION

The principal activities of the Group are the businesses of processing and sale of graphite and graphene related products in Mainland China and landscape architecture business mainly in Hong Kong and Mainland China.

Graphex Technologies is set up to establish the United States production of anode material market of lithium-ion battery supply chain. Given the current geopolitical tensions and the passing and effective of the United States Inflation Reduction Act in 2022 resulting in difficulties and uncertainties for Graphex Technologies as a subsidiary of the Company to gain and tap into resources normally available to local companies in the United States. After thorough assessment, the Board considers that the Group operating its own manufacturing business in the United States may not be advantageous to the Company and its Shareholders as a whole. On the other hand, the Board considers that the Proposed Transaction, if materialized, will be beneficial to the Company and the Shareholders as a whole.

It is the current intention of the Board that should the Proposed Transaction materialized and subject to compliance with the relevant securities laws and regulations of the United States and Hong Kong, including the Listing Rules, the Company may distribute all the Consideration Shares under the Proposed Transaction to the Shareholders.

LISTING RULES IMPLICATIONS

It is contemplated that the Proposed Transaction, if materializes, will constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules. Should the Company enter into the Definitive Agreement or there occurs any event that terminates the LOI or if there are any material developments with respect to the Proposed Transaction, the Company will make further announcement(s) in accordance with the Listing Rules as soon as possible.

WARNING

As the Proposed Transaction may or may not be materialized, Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares and other securities of the Company.

DEFINITIONS

In this announcement, save as otherwise being defined above and unless the context otherwise requires, the following terms and expressions shall have the following meanings when used herein.

“Board”	the board of Directors

“Company”	Graphex Group Limited (烯石電動汽車新材料控股有限公司), an exempted company incorporated in the Cayman Islands with limited liability, the issued Shares of which are listed on the Stock Exchange (stock code: 6128)

“connected person(s)”	has the meaning ascribed thereto in the Listing Rules

“Director(s)”	the director(s) of the Company

“Graphex Technologies”	Graphex Technologies LLC, a limited company incorporated in Delaware, United States and an indirect wholly owned subsidiary of the Company

“Group”	the Company and its subsidiaries

“Independent Third Part(ies)”	Third par(ies) independent of the Company and connected persons of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“LOI”	the Letter of Intent relating to the Proposed Transaction entered into by the Parties on 6 December 2023

“Parties”	the parties to the LOI, including the Company, Graphex Technologies and the Purchaser

“PIPE”	private investment in public equity

“PRC”	People’s Republic of China

“Purchaser”	an independent NASDAQ-listed SPAC, the identity of which the Company has agreed to be kept anonymous in this announcement pursuant to the LOI

“Share(s)”	ordinary share(s) of HK$0.01 (each) in share capital of the Company

“Shareholder(s)”	the holder(s) of the issued Shares

“SPAC”	special purpose acquisition company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Termination Date”	has the meaning ascribed to it in the sub-paragraph headed “Termination” of this announcement

“United States”	United States of America

“US$”	United States Dollars, the lawful currency of the United States

“%”	per cent

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 6 December 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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